November 4, 2010

Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:   WikiLoan, Inc.  SEC Comment Letter Dated September 23, 2010
          File No. 033-26828

Dear Mrs. Thompson:

By letter dated September 23, 2010, the staff (the “Staff”) of the United States Securities Exchange Commission provided WikiLoan, Inc. (the “Company”) with its comments on the Company’s Form 10-K for the Fiscal Year Ended January 31, 2010, Form 10-Q for the Fiscal Quarter Ended April 30, 2010, and Form 10-Q for the Fiscal Quarter Ended July 31, 2010.  We are in receipt of your letter and our responses to those comments are below.

1.
Report of Independent Registered Public Accounting Firm – The conformed signature from our independent accountant was inadvertently omitted from our original filing.  We have amended and filed our filing to provide an accountant’s report that fully complies with Item 2-02(a) of Regulation S-X and Rule 302 of Regulation S-T.

2.
Convertible Notes Payable – We have reevaluated each of our convertible note agreements following the guidance in ASC 470-20, and have concluded that a beneficial conversion feature did exist at the time of issuance of the convertible note agreements.  We have amended our financial statements to properly account for the convertible debt agreements, and beneficial conversion features, as required by GAAP.  We have filed our amended Form-K for the year ended January 31, 2010, and our amended Form 10-Qs for the quarters ended April 30, 2010 and July 31, 2010.

3.
Certifications for Form 10-Qs for fiscal quarters ended April 30, 2010 and July 31, 2010 – We have filed the amended Form 10-Qs with the certifications required by Item 601(B)(31)(i) and (32) of Regulation S-X

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Edward C. DeFeudis
Edward C. DeFeudis
Chairman and Chief Financial Officer